U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4/A

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a)  of the  Public  Utility  Holding  Company  Act of  1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check box if no longer
    subject to Section 16.
    Form 4 or Form 5 obligations
    may continue.  See Instruction 1(b)

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1.   Name and Address of Reporting Person*

               Ultimate Holdings, Ltd., a Bermuda limited company
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   (Last)                         (First)                     (Middle)

                         13 Parliament St. Hamilton
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                                    (Street)

                                 HM 12 Bermuda
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   (City)                            (State)                (Zip)
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2.   Issuer Name and Ticker or Trading Symbol

         GenesisIntermedia.com, Inc.              GENI
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3.   IRS Identification Number of Reporting Person,if an Entity (Voluntary)
_______________________________________________________________________________
4.   Statement for Month/Year

_______________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)
     3/01
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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [ ]  Director                       [X]  10% Owner
     [ ]  Officer  (give  title  below)  [ ] Other (specify below)
_______________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check applicable line)

     [X]  Form filed by one Reporting Person
     [ ]  Form filed by more than one Reporting Person

Table I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1. Title of Security     2. Transaction    3.Transaction    4. Securities Acquired(A)   5. Amount of   6. Ownership    7.  Nature
   (Instr. 3)                  Date             Code           or Disposed of (D)         Securities       Form:             of
                            (Month/Date/     (Instr.8)         (Instr. 3,4 and 5)        Beneficially      Direct(D)      Indirect
                               Year)                                   A                 Owned at End         or        Beneficially
                                                                       or                   of Month      Indirect(I)     Ownership
                                             Code    V      Amount     D    Price      (Instr. 3 and 4)    (Instr. 4)    (Instr. 4)
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Common Stock                03/02/01          S             10,000     D    $21.406
Common Stock                03/06/01          S             30,000     D    $17.00
Common Stock                03/07/01          S             20,000     D    $21.562
Common Stock                03/12/01          S             20,600     D    $23.5266
Common Stock                03/13/01          S              2,100     D    $23.3750
Common Stock                03/15/01          P             70,000     A    $22.1850
Common Stock                03/16/01          P             10,000     A    $22.1850
Common Stock                03/19/01          P             15,000     A    $22.1850
Common Stock                03/20/01          P             12,400     A    $22.2576
Common Stock                03/21/01          P             19,200     A    $21.9838
Common Stock                03/22/01          P            129,600     A    $7.1621
Common Stock                03/23/01          P             21,000     A    $7.3100
Common Stock                03/26/01          P             17,185     A    $7.3180
Common Stock                03/27/01          P             36,500     A    $7.5396
Common Stock                03/28/01          P             36,350     A    $7.56
Common Stock                03/29/01          P             26,000     A    $7.56         9,514,269*           D

*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     5(b)(v).
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned
                             (e.g., puts, calls, warrants, options, convertible securities)  (Columns 1 through 6)
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1. Title of Derivative      2. Conversion    3. Transaction  4.Transaction  5.  Number of Derivative       6. Date Exercisable and
   Security                    or Exercise         Date           Code         Securities Acquired (A)        Expiration Date
   (Instr. 3)                   Price of       (Month/Day/      (Instr. 8)       or Disposed of (D)           (Month/Date/Year)
                               Derivative          Year)                         (Instr. 3,4 and 5)            Date      Expiration
                                Security                        Code    V         A              D          Exercisable      Date
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Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned
          (e.g., puts, calls, warrants, options, convertible securities) (Columns 1,3 and 7 through 11)
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1. Title of    3. Transaction   7. Title and Amount     8.   Price        9. Number of   10. Ownership Form of     11. Nature of
   Derivative        Date           of Underlying         of Derivative      Derivative         Derivative              Indirect
   Security    (Month/Day/Year)      Securities              Security        Securities         Security:              Beneficial
   (Instr. 3)                      (Instr. 3 and 4)        (Instr. 5)       Beneficially       Direct (D) or            Ownership
                                          Amount or Number                  Owned at End of    Indirect (I)            (Instr. 4)
                                  Title       of Shares                     Month (Instr. 4)    (Instr. 4)
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Explanation of Responses:

*Amendment filed due to incorrect amount reported under shares beneficially held by Ultimate Holdings, Ltd.

Reporting  Person  executed  trades  following  that date that were  subject  to
Section 16(b) prohibition on "short-swing" profits. As a result, Reporting Person has disgorged to Issuer "short-swing" profits in the amount of $836,000. The price per share of the purchases reflected above, when matched against previous sale price pursuant to Section 16(b), resulted in the larger "short-swing" profits figure.

Colette Johnston is the Company Administrator of Ultimate Holdings, Ltd.


/s/ Colette Johnston                           April 16, 2001
________________________________            ______________________
**Signature of Reporting Person              Date


**International misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.

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